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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Centiv, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                   15233P 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Jim Corfman
       c/o Corfman Capital, Inc., 131 Olive Hill Lane, Woodside, CA 94062
                                 (650) 851-9301
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  May 29, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                               Page 1 of 7 pages

CUSIP No. 15233P 10 1
          -----------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Jim Corfman

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) |_| .................................................................
            --------------------------------------------------------------------
       (b) |_| .................................................................
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) PF, OO................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
       Items 2(d) or 2(e).......................................................
                         -------------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization     United States...................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of
Shares Bene-            7.    Sole Voting Power 250,000........................
ficially Owned                                  --------------------------------
by Each                ---------------------------------------------------------
Reporting               8.    Shared Voting Power 2,150,000.....................
Person With:                                      -----------------------------
                       ---------------------------------------------------------
                        9.    Sole Dispositive Power 250,000....................
                                                     ---------------------------
                       ---------------------------------------------------------

                        10.   Shared Dispositive Power 2,150,000................
                                                       -------------------------
                       ---------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,150,000..
                                                                    ------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)     ..................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  31.08%...............
                                                         -----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 IN, IA.........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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                               Page 2 of 7 pages

CUSIP No. 15233P 10 1
          -----------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Minotaur Fund, L.P.

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) |_| .................................................................
            --------------------------------------------------------------------
       (b) |_| .................................................................
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
       Items 2(d) or 2(e).......................................................
                         -------------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Delaware.........................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of
Shares Bene-            7.    Sole Voting Power 1,900,000.......................
ficially Owned                                  --------------------------------
by Each                ---------------------------------------------------------
Reporting               8.    Shared Voting Power 1,900,000.....................
Person With:                                      -----------------------------
                       ---------------------------------------------------------
                        9.    Sole Dispositive Power 1,900,000..................
                                                     ---------------------------
                       ---------------------------------------------------------

                        10.   Shared Dispositive Power 1,900,000................
                                                       -------------------------
                       ---------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000...
                                                                    ------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)     ..................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)27.45%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 PN.............................................................................
--------------------------------------------------------------------------------
       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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       .........................................................................
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                               Page 3 of 7 pages

Item 1   Security and Issuer

         This statement relates to the Common Stock, $0.001 par value ("Common Stock"), issued by Centiv, Inc. ("CNTV"). The address of the principal executive offices of CNTV is 998 Forest Edge Drive, Vernon Hills, IL 60061.

Item 2   Identity and Background

         Name: Jim Corfman ("Corfman")
         Address: 131 Olive Hill Lane, Woodside, CA 94062
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None
         Citizenship: United States

         Name:  Minotaur Fund, L.P. (the "Fund")
         Address: 131 Olive Hill Lane, Woodside, CA 94062
         Principal Business:  Private Investment Fund
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None
         Citizenship: United States

         Corfman is the President of Corfman Capital, Inc. ("Adviser"). Corfman's beneficial ownership of Common Stock is indirect as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for the Fund. Corfman's beneficial ownership is also direct because he bought shares of Common Stock for his personal account.

Item 3   Source and amount of Funds or other Consideration

         The aggregate amount of funds used by Corfman to purchase 300,000 shares of Common Stock for the Fund was approximately $1,098,883. Such amount was derived from the Fund's working capital.

         The aggregate amount of funds used by Corfman to purchase 250,000 shares of Common Stock was approximately $194,500. Such amount was derived from Corfman's personal funds.

Item 4   Purpose of Transaction

         Shares of Common Stock were purchased by the Reporting Persons for investment purposes with the goal of capital appreciation.

         The Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses
         (a) through (j) of Item 4 of Schedule 13D.

Item 5   Interest in Securities of the Issuer

         (a) As of May 29, 2003, Reporting Persons directly or indirectly beneficially owned between 1,900,000 and 2,150,000 shares, or 27.45% - 31.08%, of Common Stock (the percentage of the shares of Common Stock owned is based on 4,997,000 shares of Common Stock outstanding reported by CNTV on March 31, 2003 and the Fund's ownership of 1,600,000 Series B Convertible Preferred Stock and 320,000 warrants).

             (1)  The Fund owned 1,900,000 shares (8.91%)

             (2)  Corfman owned 2,150,000 shares (10.09%)

         (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

         (c) A list of transactions in the past 60 days.

--------------------------------------------------------------------------------
         Party      Date      Amount Bought   Price per Share     Where & How
                                 (Sold)                            Effected
--------------------------------------------------------------------------------
Fund              05/29/03       11,000            0.6358         Open market
--------------------------------------------------------------------------------
Corfman           05/29/03       150,000           0.6500         Open market
--------------------------------------------------------------------------------

         (d) Not Applicable

         (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Corfman controls and manages the Adviser who makes voting and dispositive decisions for the Fund.

Item 7   Material to Be Filed as Exhibits

         Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1
         ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 30, 2003
                             Jim Corfman

                               /s/ Jim Corfman
                             ------------------------------------------------
                             Jim Corfman


                             Minotaur Fund, L.P.

                               /s/ Jim Corfman
                             ------------------------------------------------
                             By: Jim Corfman, President, Corfman Capital, Inc., General Partner, Minotaur Fund, L.P.

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  May 30, 2003
                             Jim Corfman

                               /s/ Jim Corfman
                             ------------------------------------------------
                             Jim Corfman


                             Minotaur Fund, L.P.

                               /s/ Jim Corfman
                             ------------------------------------------------
                             By: Jim Corfman, President, Corfman Capital, Inc., General Partner, Minotaur Fund, L.P.